FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2003

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    May 20, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 3, 2003

Item 3: Press Release

A Press release dated and issued April 3, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce that it is extending the original term of the warrant of the private placement announce February 2, 2001.

Item 5: Full Description of Material Change

The Company wishes to announce that it is extending the original term of the warrant of the private placement announce February 2, 2001 at a price of $0.29 per warrant share during the first year and at a price of $0.35 per warrant share during the second year from two years to five years, subject to regulatory approval.  The price of the warrants will remain at $0.35.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 4, 2003_________________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

TSX Venture Exchange Trade Symbol: CVV

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: CVVLF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

APRIL 3, 2003

CanAlaska Ventures Ltd. wishes to announce that it is extending the original term of the warrant of the private placement announced February 2, 2001 at a price of $0.29 per warrant share during the first year and at a price of $0.35 per warrant share during the second year  from two years to five years, subject to regulatory approval.  The price of the warrants will remain at $0.35.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  137089108 Reg # 82-2131

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 9, 2003

Item 3: Press Release

A Press release dated and issued April 9, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has entered into a option/joint venture agreement with Hawkeye Gold International Inc.

Item 5: Full Description of Material Change

Please see attached press release dated April 9, 2003

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ April 10, 2003______________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

TSX Venture Exchange Trade Symbol: CVV

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: CVVLF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

APRIL 9, 2003

RED LAKE GOLD PROJECTS JOINT VENTURED TO HAWKEYE GOLD

The Management of CanAlaska Ventures Ltd (“CanAlaska”)  (CVV : TSX V)  is pleased to announce that it has entered into a option/joint venture agreement with Hawkeye Gold International Inc., (HGO. TSX.V) (Hawkeye) whereby Hawkeye may earn a 50% interest in two gold projects in the Red Lake and Birch Uchi greenstone belt districts, currently under option to CanAlaska.  Both districts are considered highly prospective for the discovery of high-grade gold mineralization. Historically most exploration has focused primarily on the Red Lake District, and it was only recently recognized that Birch-Uchi greenstone belt has similar potential to that of the Red Lake area.

Red Lake is recognized as one of the richest gold camps in the world. Most recently attention has been focused on GoldCorp Inc’s phenomenally successful Red Lake Mine, where a new high-grade gold deposit has been recently discovered, 48 years after the mine first entered production. The mine has reserves of some 4.6 million tonnes and in 2002 produced some 525,930 ounces gold grading 2.29 ounces per ton.

Hawkeye may earn a 50% interest in both the Baird-Madsen (Red Lake Camp) and the Swain Lake Projects (Birch-Uchi Camp) by making cash payments of $180,000, and issuing 600,000 shares over 4 years. In addition Hawkeye also agrees to complete $750,000 worth of exploration expenditures over 3 years.  The Baird-Madsen and Swain Lake Projects are subject to a 1.5% NSR, the buyout of which CanAlaska and Hawkeye will share according to their respective interests.

CanAlaska will be the Operator of the program.

CanAlaska’s Management team is currently preparing a 2003 exploration program for both these projects.

CanAlaska is a diversified mineral exploration company focused on gold projects in Alaska, British Columbia, Labrador/Newfoundland and Ontario. CanAlaska is also exploring diamond projects and platinum group metals projects in Quebec.

For further information: Please call our Investor Relations Department at 1-800-667-1870

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  137089108 Reg # 82-2131

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission